31 March 2000

Ref: 29/00

BHP ACREAGE FARM-OUT IN THE GULF OF MEXICO

The Broken Hill Proprietary Company Ltd (BHP) announced today it has entered into a significant Joint Venture Agreement with Total Exploration Production USA, Inc. (Total) covering 21 leases owned by BHP in the Walker Ridge Area of the Gulf of Mexico.

Under the terms of this agreement, Total will earn a 30 per cent interest in the Chinook Prospect comprising Walker Ridge Blocks 425, 426, 468, 469 and 470, and the Klondike Prospect comprising Walker Ridge Blocks 419, 420, 421, 422, 464 and 465. This agreement also provides Total with the option to earn a 30% interest in the Cascade Prospect comprising Walker Ridge Blocks 161, 163, 204, 206, 207, 248, 250, 251, 293 and 294. BHP will retain a 70 per cent interest in the leasehold acreage and serve as Operator for the Joint Venture.

Total will earn its interest by payment of consideration applied to future exploration costs. The full terms and conditions of this arrangement will not be disclosed at this time. The initial exploration well is planned for late this calendar year on the Chinook structure located some 45 miles to the SW of the recent discovery at Mad Dog. The Mad Dog structure extends over a number of blocks in which BHP has interests ranging from 11.44 per cent to 44 per cent. The initial test well will be operated by BHP utilising the C R Luigs drillship which is currently under contract to BHP for 30 months.

BHP acquired these leases at the 1996 and 1997 Gulf of Mexico Central Lease Sales prior to announced discoveries in the Atwater Foldbelt Trend for an average bonus cost of US$490 000 per block. Leasing activity and bid amounts have increased dramatically for competitive acreage within the Atwater Foldbelt Trend since 1997 with several single lease blocks receiving bids in excess of US$10 million. Exploration success in the Atwater Foldbelt has enhanced the geological prospectivity of this part of the Gulf of Mexico and led to significant industry interest associated with BHP's leasehold position in Walker Ridge.

BHP's Walker Ridge leasehold is approximately 205 miles from the coast of Louisiana, and is 80 miles from existing pipeline infrastructure. Water depths over these prospects range from 6 100ft - 9 200ft. These prospects in the Walker Ridge Area of the Gulf of Mexico are in the south western continuation of the Atwater Foldbelt which contains the Atlantis, Mad Dog and Neptune discoveries where BHP has substantial interests. These discoveries are the ongoing subject of further evaluation and appraisal.

The Gulf of Mexico deepwater exploration program is an important part of BHP's focused exploration strategy. The Company currently owns an interest in 130 blocks in this trend which has yielded multiple hydrocarbon discoveries. This Joint Venture with Total is a value generating arrangement for BHP and is consistent with its ongoing active portfolio management, designed to maximise shareholder value while maintaining material positions and selected operatorships in its primary focus areas. This joint venture arrangement serves to reduce the Company's financial commitment and risk exposure and introduces a highly experienced partner into BHP's ongoing Gulf of Mexico exploration and development program.

BHP welcomes the opportunity to joint venture with Total in exploring and testing this highly prospective extension of the Atwater Foldbelt Trend in the Gulf of Mexico.

Contact:

MEDIA RELATIONS:

Dr Malcolm Garratt

Group Manager External Affairs

Phone: + 61 3 9652 6872

Mobile: +61 419 582 255

INVESTOR RELATIONS:

Dr Robert Porter

Vice President Investor Relations

Phone: +61 3 9609 3540

Mobile: +61 419 587 456

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030